                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


                For Fiscal Year Ended June 30, 1996
                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934



        COMMISSION FILE NO. 1-5424

A. Full title of the plan:

                        DELTA FAMILY-CARE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DELTA AIR LINES, INC.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia 30320

                        DELTA FAMILY-CARE SAVINGS PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES

                            JUNE 30, 1996 AND 1995



                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits With Fund Information -- June 30, 1996

     Statement of Net Assets Available for Benefits With Fund Information -- June 30, 1995

     Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1996

     Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes -- June 30, 1996

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended June 30, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Delta Air Lines, Inc.:

We have audited the accompanying statements of net assets available for benefits with fund information of the DELTA FAMILY-CARE SAVINGS PLAN ( the "Plan") as of June 30, 1996 and 1995 and the related statements of changes in net assets available for benefits with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1996 and 1995 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
November 8, 1996

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                                 JUNE 30, 1996

                                 (IN THOUSANDS)



                                                    TOTAL                      NET
                      INVESTMENTS   RECEIVABLES     ASSETS    LIABILITIES     ASSETS
                      ------------  -----------   --------    -----------   ----------
                      (Schedule I)    (Note 3)                  (Note 3)
FUND (NOTE 2):
 Stocks                $  352,728       $ 2,259   $  354,987     $    505   $  354,482
 Bonds                    110,645           679      111,324          169      111,155
 Delta Stock              129,752         1,068      130,820          463      130,357
 Contracts                587,624         1,336      588,960            0      588,960
 Index                    193,673           784      194,457            0      194,457
 Conservative              41,676           190       41,866           61       41,805
 Growth                    84,003           442       84,445          115       84,330
 Delaware                  21,993            98       22,091            0       22,091
 Contrafund               181,920           509      182,429            0      182,429
 Equity Income             34,255           122       34,377            0       34,377
 Growth & Income           79,329           317       79,646            0       79,646
 Magellan                 108,591           196      108,787            0      108,787
 OTC                       34,873           122       34,995            0       34,995
 Merrill Lynch              5,258            13        5,271            0        5,271
 Templeton                 47,609           234       47,843            0       47,843
 Select                     3,169            13        3,182            0        3,182
 Ultra                     63,218           293       63,511            0       63,511
 Preferred                650,703         6,555      657,258      445,189      212,069
 Participant loans         50,861             0       50,861            0       50,861
                       ----------       -------   ----------     --------   ----------
     Total             $2,781,880       $15,230   $2,797,110     $446,502   $2,350,608
                       ==========       =======   ==========     ========   ==========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                                 JUNE 30, 1995

                                 (IN THOUSANDS)

                                                   TOTAL                      NET
                      INVESTMENTS  RECEIVABLES     ASSETS    LIABILITIES     ASSETS
                      -----------  -----------   ----------  -----------   ----------
                                     (Note 3)                  (Note 3)
FUND (NOTE 2):
 Stocks                $  337,358      $ 2,373   $  339,731     $    456   $  339,275
 Bonds                    119,399          669      120,068          147      119,921
 Delta Stock              124,032          440      124,472            0      124,472
 Contracts                634,131        1,739      635,870           69      635,801
 Index                    131,364          727      132,091            0      132,091
 Conservative              35,740          157       35,897           40       35,857
 Growth                    69,377          310       69,687           74       69,613
 Delaware                   3,390           22        3,412            0        3,412
 Contrafund               100,676          261      100,937            0      100,937
 Equity Income             15,188           50       15,238            0       15,238
 Growth & Income           25,795          116       25,911            0       25,911
 Magellan                  84,742          152       84,894            0       84,894
 OTC                        7,710           49        7,759            0        7,759
 Merrill Lynch              3,441            8        3,449            0        3,449
 Templeton                 27,481          151       27,632            0       27,632
 Select                     1,482            4        1,486            0        1,486
 Ultra                     19,406          103       19,509            0       19,509
 Preferred                621,939        5,967      627,906      453,263      174,643
 Participant loans         44,731            0       44,731            0       44,731
                       ----------      -------   ----------     --------   ----------
     Total             $2,407,382      $13,298   $2,420,680     $454,049   $1,966,631
                       ==========      =======   ==========     ========   ==========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1996

                                 (IN THOUSANDS)


                                                                     DELTA
                                            STOCKS       BONDS       STOCK     CONTRACTS   INDEX    CONSERVATIVE   GROWTH
                                           --------     --------   --------    ---------  --------  ------------  -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions:
  Participants'                            $ 29,543     $  9,488   $  9,278    $ 31,188   $ 16,066   $    3,437   $ 7,846
  Employer's                                  2,239          607        643       2,657      1,434           57       103
                                           --------     --------   --------    --------   --------   ----------   -------
                                             31,782       10,095      9,921      33,845     17,500        3,494     7,949
                                           --------     --------   --------    --------   --------   ----------   -------
 Investment income:
  Net appreciation (depreciation) in         63,564        6,187     15,481           0     35,733        4,836    11,348
   fair value of investments
  Interest and dividends                        810          283        338      41,817        442           91       199
                                           --------     --------   --------    --------   --------   ----------   -------
                                             64,374        6,470     15,819      41,817     36,175        4,927    11,547
  Less investment expenses                   (1,908)        (588)        (1)          0          0         (197)     (351)
                                           --------     --------   --------    --------   --------   ----------   -------
                                             62,466        5,882     15,818      41,817     36,175        4,730    11,196
                                           --------     --------   --------    --------   --------   ----------   -------
     Total additions                         94,248       15,977     25,739      75,662     53,675        8,224    19,145
                                           --------     --------   --------    --------   --------   ----------   -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
 Withdrawals                                (10,025)      (5,096)    (3,504)    (33,430)    (5,109)      (1,658)   (2,136)
 Administrative expenses                        (93)        (125)        (1)       (607)      (101)         (49)      (92)
 Interest expense on ESOP notes                   0            0          0           0          0            0         0
                                           --------     --------   --------    --------   --------   ----------   -------
     Total deductions                       (10,118)      (5,221)    (3,505)    (34,037)    (5,210)      (1,707)   (2,228)
                                           --------     --------   --------    --------   --------   ----------   -------
 Net increase (decrease) prior to            84,130       10,756     22,234      41,625     48,465        6,517    16,917
  interfund transfers
 Interfund transfers                        (68,923)     (19,522)   (16,349)    (88,466)    13,901         (569)   (2,200)
                                           --------     --------   --------    --------   --------   ----------   -------
NET INCREASE (DECREASE)                      15,207       (8,766)     5,885     (46,841)    62,366        5,948    14,717

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1995            339,275      119,921    124,472     635,801    132,091       35,857    69,613
                                           --------     --------   --------    --------   --------   ----------   -------
 End of year, June 30, 1996                $354,482     $111,155   $130,357    $588,960   $194,457   $   41,805   $84,330
                                           ========     ========   ========    ========   ========   ==========   =======

                                                                                GROWTH
                                                                    EQUITY       AND                              MERRILL
                                          DELAWARE     CONTRAFUND   INCOME     INCOME     MAGELLAN       OTC       LYNCH
                                          ---------    ----------  --------    --------   --------   ----------   -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions:
  Participants'                            $  1,257     $ 16,563   $  2,403    $  5,412   $ 14,025   $    1,973   $   646
  Employer's                                    149          846        200         562        425          195        22
                                           --------     --------   --------    --------   --------   ----------   -------
                                              1,406       17,409      2,603       5,974     14,450        2,168       668
                                           --------     --------   --------    --------   --------   ----------   -------
 Investment income:
  Net appreciation (depreciation) in          2,145        8,665      2,974       8,642    (13,164)       1,400       282
   fair value of investments
  Interest and dividends                        363       18,718      1,589       2,285     24,775          932       408
                                           --------     --------   --------    --------   --------   ----------   -------
                                              2,508       27,383      4,563      10,927     11,611        2,332       690
  Less investment expenses                        0            0          0           0          0            0         0
                                           --------     --------   --------    --------   --------   ----------   -------
                                              2,508       27,383      4,563      10,927     11,611        2,332       690
                                           --------     --------   --------    --------   --------   ----------   -------
     Total additions                          3,914       44,792      7,166      16,901     26,061        4,500     1,358
                                           --------     --------   --------    --------   --------   ----------   -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
 Withdrawals                                   (158)      (3,428)      (816)     (1,664)    (3,518)        (614)     (284)
 Administrative expenses                         (1)         (30)        (9)        (16)       (41)          (1)       (2)
 Interest expense on ESOP notes                   0            0          0           0          0            0         0
                                           --------     --------   --------    --------   --------   ----------   -------
     Total deductions                          (159)      (3,458)      (825)     (1,680)    (3,559)        (615)     (286)
                                           --------     --------   --------    --------   --------   ----------   -------
 Net increase (decrease) prior to             3,755       41,334      6,341      15,221     22,502        3,885     1,072
  interfund transfers
 Interfund transfers                         14,924       40,158     12,798      38,514      1,391       23,351       750
                                           --------     --------   --------    --------   --------   ----------   -------
NET INCREASE (DECREASE)                      18,679       81,492     19,139      53,735     23,893       27,236     1,822

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1995              3,412      100,937     15,238      25,911     84,894        7,759     3,449
                                           --------     --------   --------    --------   --------   ----------   -------
 End of year, June 30, 1996                $ 22,091     $182,429   $ 34,377    $ 79,646   $108,787   $   34,995   $ 5,271
                                           ========     ========   ========    ========   ========   ==========   =======


                                                                     Page 3 of 3

                                                                                         PARTICIPANT
                                          TEMPLETON      SELECT      ULTRA    PREFERRED     LOANS       TOTAL
                                          ---------     --------   --------   ---------  ----------- ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions:
  Participants'                            $  4,241     $    322   $  6,315    $      0   $      0   $  160,003
  Employer's                                    384           20        536      27,925          0       39,004
                                           --------     --------   --------    --------   --------   ----------
                                              4,625          342      6,851      27,925          0      199,007
                                           --------     --------   --------    --------   --------   ----------
 Investment income:
  Net appreciation (depreciation) in          4,159           11      5,416      14,057          0      171,736
   fair value of investments
  Interest and dividends                      1,240          274      2,466      33,822          0      130,852
                                           --------     --------   --------    --------   --------   ----------
                                              5,399          285      7,882      47,879          0      302,588
  Less investment expenses                        0            0          0           0          0       (3,045)
                                           --------     --------   --------    --------   --------   ----------
                                              5,399          285      7,882      47,879          0      299,543
                                           --------     --------   --------    --------   --------   ----------
     Total additions                         10,024          627     14,733      75,804          0      498,550
                                           --------     --------   --------    --------   --------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
 Withdrawals                                   (880)         (51)    (1,116)     (6,042)    (1,523)     (81,052)
 Administrative expenses                         (3)          (1)        (7)        (45)         0       (1,224)
 Interest expense on ESOP notes                   0            0          0     (32,297)         0      (32,297)
                                           --------     --------   --------    --------   --------   ----------
     Total deductions                          (883)         (52)    (1,123)    (38,384)    (1,523)    (114,573)
                                           --------     --------   --------    --------   --------   ----------
 Net increase (decrease) prior to             9,141          575     13,610      37,420     (1,523)     383,977
  interfund transfers
 Interfund transfers                         11,070        1,121     30,392           6      7,653            0
                                           --------     --------   --------    --------   --------   ----------
NET INCREASE (DECREASE)                      20,211        1,696     44,002      37,426      6,130      383,977

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1995             27,632        1,486     19,509     174,643     44,731    1,966,631
                                           --------     --------   --------    --------   --------   ----------
 End of year, June 30, 1996                $ 47,843     $  3,182   $ 63,511    $212,069   $ 50,861   $2,350,608
                                           ========     ========   ========    ========   ========   ==========


         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1995

                                 (IN THOUSANDS)

                                                                   DELTA
                                           STOCKS       BONDS      STOCK    CONTRACTS     INDEX   CONSERVATIVE  GROWTH
                                          --------   ----------   --------  ---------   --------- ------------ -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
  Participants'                           $ 37,066     $ 11,789   $ 10,494   $ 37,189    $ 15,442    $ 3,616   $ 8,362
  Employer's (Delta)                         3,137          834        806      3,389       1,317         28        74
                                          --------     --------   --------   --------    --------    -------   -------
                                            40,203       12,623     11,300     40,578      16,759      3,644     8,436
                                          --------     --------   --------   --------    --------    -------   -------
 Investment income:
  Net appreciation in fair value of         52,091       11,062     50,745          0      26,184      5,146    11,643
   investments
  Interest and dividends                       835          287        704     42,506         344         77       168
                                          --------     --------   --------   --------    --------    -------   -------
                                            52,926       11,349     51,449     42,506      26,528      5,223    11,811
  Less investment expenses                  (1,375)        (439)        (1)         0           0       (115)     (210)
                                          --------     --------   --------   --------    --------    -------   -------
                                            51,551       10,910     51,448     42,506      26,528      5,108    11,601
                                          --------     --------   --------   --------    --------    -------   -------
     Total additions                        91,754       23,533     62,748     83,084      43,287      8,752    20,037
                                          --------     --------   --------   --------    --------    -------   -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Withdrawals                               (12,999)      (6,090)    (4,644)   (37,236)     (4,133)    (2,123)   (2,893)
 Administrative expenses                      (500)        (277)        (2)      (622)        (74)       (88)     (157)
 Transfers to other plans (Note 5)          (2,397)      (1,030)      (754)    (4,919)     (1,181)      (656)   (1,401)
 Interest expense on ESOP notes                  0            0          0          0           0          0         0
                                          --------     --------   --------   --------    --------    -------   -------
     Total deductions                      (15,896)      (7,397)    (5,400)   (42,777)     (5,388)    (2,867)   (4,451)
                                          --------     --------   --------   --------    --------    -------   -------
 Net increase (decrease) prior to           75,858       16,136     57,348     40,307      37,899      5,885    15,586
  interfund transfers
 Interfund transfers                       (43,362)     (15,687)   (16,583)    10,844      (2,975)    (3,791)   (4,310)
                                          --------     --------   --------   --------    --------    -------   -------
NET INCREASE                                32,496          449     40,765     51,151      34,924      2,094    11,276

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1994           306,779      119,472     83,707    584,650      97,167     33,763    58,337
                                          --------     --------   --------   --------    --------    -------   -------
 End of year, June 30, 1995               $339,275     $119,921   $124,472   $635,801    $132,091    $35,857   $69,613
                                          ========     ========   ========   ========    ========    =======   =======

                                                                              GROWTH
                                                                   EQUITY       &                                MERRILL
                                          DELAWARE   CONTRAFUND    INCOME     INCOME    MAGELLAN        OTC       LYNCH
                                          --------   ----------   --------   --------   --------    ----------   -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions:
  Participants'                           $    283     $ 12,096   $  1,504   $  2,070    $ 10,150   $      404   $   408
  Employer's (Delta)                            27          371         63        156         194           61        11
                                          --------     --------   --------   --------    --------   ----------   -------
                                               310       12,467      1,567      2,226      10,344          465       419
                                          --------     --------   --------   --------    --------   ----------   -------
 Investment income:
  Net appreciation in fair value of            388       18,754        982      2,151      17,635        1,050       173
   investments
  Interest and dividends                        66          262        802        864         536           23       262
                                          --------     --------   --------   --------    --------   ----------   -------
                                               454       19,016      1,784      3,015      18,171        1,073       435
  Less investment expenses                       0            0          0          0           0            0         0
                                          --------     --------   --------   --------    --------   ----------   -------
                                               454       19,016      1,784      3,015      18,171        1,073       435
                                          --------     --------   --------   --------    --------   ----------   -------
     Total additions                           764       31,483      3,351      5,241      28,515        1,538       854
                                          --------     --------   --------   --------    --------   ----------   -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
 Withdrawals                                   (44)      (2,979)      (581)      (526)     (3,084)         (72)     (128)
 Administrative expenses                        (1)         (23)        (3)        (4)        (23)          (1)       (1)
 Transfers to other plans (Note 5)             (11)      (2,542)      (270)      (132)       (778)         (59)      (57)
 Interest expense on ESOP notes                  0            0          0          0           0            0         0
                                          --------     --------   --------   --------    --------   ----------   -------
     Total deductions                          (56)      (5,544)      (854)      (662)     (3,885)        (132)     (186)
                                          --------     --------   --------   --------    --------   ----------   -------

 Net increase (decrease) prior to              708       25,939      2,497      4,579      24,630        1,406       668
  interfund transfers
 Interfund transfers                         1,712       13,416      4,633     12,045       9,412        5,414     1,164
                                          --------     --------   --------   --------    --------   ----------   -------
NET INCREASE                                 2,420       39,355      7,130     16,624      34,042        6,820     1,832

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1994               992       61,582      8,108      9,287      50,852          939     1,617
                                          --------     --------   --------   --------    --------   ----------   -------
 End of year, June 30, 1995               $  3,412     $100,937   $ 15,238   $ 25,911    $ 84,894   $    7,759   $ 3,449
                                          ========     ========   ========   ========    ========   ==========   =======

                                                                                         PARTICIPANT
                                          TEMPLETON     SELECT     ULTRA     PREFERRED     LOANS      TOTAL
                                          ---------     -------   --------   ---------   ---------- ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions:
  Participants'                           $  3,566     $    211   $  2,049   $      0    $      0   $  156,699
  Employer's (Delta)                           263            5        149     35,431           0       46,316
                                          --------     --------   --------   --------    --------   ----------
                                             3,829          216      2,198     35,431           0      203,015
                                          --------     --------   --------   --------    --------   ----------
 Investment income:
  Net appreciation in fair value of          1,293           93      3,171     37,006           0      239,567
   investments
  Interest and dividends                       663           92        320     30,213           0       79,024
                                          --------     --------   --------   --------    --------   ----------
                                             1,956          185      3,491     67,219           0      318,591
  Less investment expenses                       0            0          0          0           0       (2,140)
                                          --------     --------   --------   --------    --------   ----------
                                             1,956          185      3,491     67,219           0      316,451
                                          --------     --------   --------   --------    --------   ----------
     Total additions                         5,785          401      5,689    102,650           0      519,466
                                          --------     --------   --------   --------    --------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Withdrawals                                  (684)        (127)      (392)    (7,617)     (1,611)     (87,963)
 Administrative expenses                        (6)           0         (4)       (62)          0       (1,848)
 Transfers to other plans (Note 5)            (301)         (14)      (293)    (3,458)        (22)     (20,275)
 Interest expense on ESOP notes                  0            0          0    (33,199)          0      (33,199)
                                          --------     --------   --------   --------    --------   ----------
     Total deductions                         (991)        (141)      (689)   (44,336)     (1,633)    (143,285)
                                          --------     --------   --------   --------    --------   ----------
 Net increase (decrease) prior to            4,794          260      5,000     58,314      (1,633)     376,181
  interfund transfers
 Interfund transfers                         8,989          219      7,504          1      11,355            0
                                          --------     --------   --------   --------    --------   ----------
NET INCREASE                                13,783          479     12,504     58,315       9,722      376,181

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year, July 1, 1994            13,849        1,007      7,005    116,328      35,009    1,590,450
                                          --------     --------   --------   --------    --------   ----------
 End of year, June 30, 1995               $ 27,632     $  1,486   $ 19,509   $174,643    $ 44,731   $1,966,631
                                          ========     ========   ========   ========    ========   ==========



         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1996 AND 1995

  1.   DESCRIPTION OF PLAN

       The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1996. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402 (a) (1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Delta Air Lines, Inc. ("Delta" or the "Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change.

       The Plan is a defined contribution plan established by the Company. Active Delta personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Participation may begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of ERISA.

       The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Administrative Committee of the Company. The Benefit Funds Investment Committee (the "BFIC") of the board of directors is responsible for investment management and control of assets of the Plan. However, the Plan allows a participant to exercise control over the assets in his account (except the Preferred Stock Fund) and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c) - 1. The BFIC has appointed outside investment managers and a trustee to manage assets of the Plan. The BFIC evaluates the performance of the investment managers and the trustee. The investment managers and the trustee are authorized to purchase and sell securities subject to certain investment restrictions determined by the BFIC.

       The trustee and recordkeeping functions of the Plan are performed by Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Administrative Committee, distributions from participants' accounts.

       Contributions

       Eligible nonpilot personnel who are not based in Puerto Rico and who had gross earnings (as defined in the Plan) of less than $55,000 in the previous calendar year may contribute up to 15% of their earnings to the Plan. Eligible nonpilot personnel who had gross earnings of $55,000 or more in the previous calendar year and Puerto Rico-based personnel may contribute up to 10% of their gross earnings to the Plan. Eligible pilot personnel may contribute up to 6% of their gross earnings to the Plan. These contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions, or as a combination of both pretax and after-tax contributions. Delta contributes $.50 to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the employee or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pretax, after-tax, or employer contributions that may be made on behalf of a participant.

       Beginning October 1, 1989, the first $1,000 (increased by $50 per plan year) of Delta's contributions to a participant's account (the "Annual Cap") is invested in Delta's Series B ESOP Convertible Preferred Stock ("Preferred Stock"), and Delta's Common Stock ("Common Stock") (see Note
       9). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be invested in the other plan funds (see
       Note 2) in the same proportion as the participant directs for his or her own contributions. Effective July 1, 1995, the Plan was amended to provide that Delta's matching contributions in excess of the Annual Cap shall be instead made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Internal Revenue Code of 1986 (the "Code"), as amended.

       Vesting

       Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

       Participant Accounts

       Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of this income and expense are based on the proportion that each participant's account balance bears to the total of all participant account balances. Income from participant loans is not subject to this allocation.

       Account Distributions

       Upon retirement or eligibility for long term disability, a participant's non-ESOP account balance may be distributed in the form of monthly installments which continue over the participant's life expectancy. The life expectancy is calculated based on the participant's age at retirement, date of long term disability, or, if distribution is deferred, the date the request for distribution is processed. The monthly installment payments are based on

       (a) the amount remaining in the participant's account; (b) the investment gains and losses on the investment options in which the participant's account was invested during the year; and (c) life expectancy actuarial factors. However, a participant may elect a different form of retirement benefit, such as a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse. A participant's ESOP account balance may be distributed as a lump-sum payment in cash or Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

       Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution. A participant's ESOP account balance may be distributed as a lump-sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

       A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pretax contributions.

       Distributions from the Plan are subject to income taxes, and specified types of early withdrawals may also be subject to significant tax penalties.

       Loans to Participants

       Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at initiation of the loan. This rate fluctuated between 9.45% and 12.5% during the 1996 and 1995 plan years.

  2.   INVESTMENT OPTIONS

       The following investment options, all of which are participant-directed except the Preferred Stock Fund, were available to participants under the Plan during the plan years ended June 30, 1996 and 1995:

                  . Commingled Stocks Fund ("Stocks Fund")--invested in investment strategy portfolios which primarily held U.S. and foreign stocks.

                  . Commingled Bonds Fund ("Bonds Fund")--invested in a diversified portfolio invested primarily in fixed-income securities.

                  . Delta Common Stock Fund ("Delta Stock Fund")--invested primarily in Common Stock.

                  . Insurance Contracts/Stable Value Fund ("Contracts Fund")--invested primarily in a portfolio of investment contracts issued by major insurance companies.

                  . Fidelity U.S. Equity Index Commingled Fund ("Index Fund")--invested in a pooled investment vehicle which is invested primarily in a portfolio of the common stock of corporations included in the Standard & Poor's 500 Index.

                  . Preferred Stock Fund ("Preferred Fund")--invested primarily in Preferred Stock and Common Stock (Note 9).

       In addition, during the period from July 1, 1994 to March 31, 1995, nonpilot participants (December 1, 1994 to March 31, 1995 in the case of pilot participants) could also invest in two investment strategy portfolios, plus one fund from the "Window of Choices" option which contains ten mutual funds. Effective April 1, 1995, the Plan was amended to permit participants to invest in an unlimited number of funds in the "Window of Choices" option.

       The investment strategy portfolios are as follows:

                  . Conservative Growth Balanced Fund ("Conservative")-- invested primarily in portfolios of high-quality fixed-income securities and diversified U.S. equity securities.

                  . Growth Balanced Fund ("Growth")--invested primarily in portfolios of diversified U.S. equity securities and high-quality fixed-income securities.

       The "Window of Choices" option contains the following ten mutual funds:

                  . Delaware Group Trend Fund ("Delaware")--invested primarily in U.S. stocks of emerging and other growth-oriented companies.

                  . Fidelity Contrafund ("Contrafund")--invested primarily in undervalued common stocks and securities convertible into common stocks and other securities for capital appreciation.

                  . Fidelity Equity-Income Fund ("Equity Income")--invested primarily in dividend-paying common and preferred stocks.

                  .    Fidelity Growth & Income Fund ("Growth &
                       Income")--invested primarily in U.S. equity securities of companies that offer potential for earnings growth while paying current dividends.

                  . Fidelity Magellan Fund ("Magellan")--invested primarily in common stocks and securities convertible into common stocks of both U.S. and foreign companies.

                  . Fidelity OTC Portfolio ("OTC")--invested primarily in securities that are traded on the over-the-counter market.

                  . Merrill Lynch Capital Fund (Class A) ("Merrill Lynch")--invested primarily in equity securities, corporate bonds and money market securities, and may invest in the securities of foreign issuers.

                  . Templeton Institutional Fund Foreign Equity Series ("Templeton")--invested primarily in stocks of undervalued foreign companies.

                  . Twentieth Century Select Investors Fund ("Select")-- invested primarily in large capitalization U.S. common stocks.

                  . Twentieth Century Ultra Investors Fund ("Ultra")-- invested primarily in U.S. common stocks of small to medium-sized companies.

       During the plan years ended June 30, 1996 and 1995, all Plan participants could allocate their contributions and existing fund balances in 1% multiples among the investment options available to them at any given time (see discussion of timing and effect of various amendments to the Plan above), but they could not allocate more than 50% of their contributions to the Delta Stock Fund.

  3.   SUMMARY OF ACCOUNTING POLICIES

       Basis of Accounting

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Investments

       Investments (Note 2), except for investment contracts and Preferred Stock, are stated at market value determined from publicly stated price information at the end of each day. The Preferred Stock has a stated value of $72 per share (Note 9). Investments in investment contracts are presented at cost plus accrued income (contract value), which approximates market value. The average yields for the Contracts Fund for the years ending June 30, 1996 and 1995 were 6.91% and 6.82%, respectively. The crediting rates for the Contracts Fund for June 30, 1996 and 1995 were 6.87% and 7.13%, respectively.

       The fair market values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 1996 and 1995 and the applicable number of shares or principal amounts are separately identified as follows (dollars in thousands):

                                                               Number of
                                                               Shares or        Market or
                                                               Principal         Contract
                                                                Amount            Value
                                                              ----------        ----------
         1996:
            Fidelity Broad Market Duration Portfolio          12,718,692        $170,431
            Fidelity Magellan Fund                             2,440,236         182,529
            Fidelity Contrafund                                4,624,308         181,920
            Fidelity Growth & Income Fund                      5,259,774         154,217
            Fidelity Select Equity Portfolio                   7,461,827         143,415
            Fidelity U.S. Equity Index Commingled Fund        10,658,909         193,672
            Delta Common Stock                                 3,180,868         264,012
            Delta Preferred Stock                              6,738,740         485,189

         1995:
            Fidelity Broad Market Duration Portfolio          13,249,971         168,539
            Fidelity Magellan Fund                             1,875,310         156,584
            Fidelity Select Equity Portfolio                   8,872,157         135,648
            Fidelity U.S. Equity Index Commingled Fund         9,122,497         131,364
            Delta Common Stock                                 3,072,225         226,576
            Delta Preferred Stock                              6,786,632         488,639

       The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) of plan assets and net realized gain (loss) on sales of plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Receivables and Liabilities

       The receivables shown in the aggregate in the accompanying statements of net assets as of June 30, 1996 and 1995 include the following (in thousands):

                                                                   1996           1995
                                                                 -------         -------
         Employer contributions                                  $12,372         $11,791
         Employee contributions                                    2,477               0
         Interest and dividends                                        9              82
         Due from broker                                             372           1,425
                                                                 -------         -------
                                  Total                          $15,230         $13,298
                                                                 =======         =======

       The liabilities shown in the aggregate in the accompanying statements of net assets as of June 30, 1996 and 1995 include the following (in thousands):

                                                                  1996            1995
                                                                --------        --------
                   ESOP notes:
                     Principal                                  $408,759        $421,203
                     Interest                                     32,296          28,406
                   Due to broker                                   4,597           3,654
                   Management fees payable                           850             786
                                                                --------        --------
                                  Total                         $446,502        $454,049
                                                                ========        ========

       Administrative Expenses

       Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan.

  4.   PARTICIPANTS

       The following table represents the number of participants in each fund at June 30, 1996:

                                     Fund                            Participants
                   ----------------------------------------          ------------
                   Stocks                                                27,583
                   Bonds                                                 16,488
                   Delta Stock                                           18,577
                   Contracts                                             28,880
                   Index                                                 18,090
                   Conservative                                           5,809
                   Growth                                                10,634
                   Delaware                                               2,303
                   Contrafund                                            14,260
                   Equity Income                                          3,199
                   Growth & Income                                        6,166
                   Magellan                                              12,190
                   OTC                                                    2,677
                   Merrill Lynch                                          1,114
                   Templeton                                              4,754
                   Select                                                   548
                   Ultra                                                  6,402
                   Preferred (allocated)                                 56,029
                   Total                                                 56,906

       At June 30, 1996, 11,463 retired participants (or their designated beneficiaries) were receiving monthly distributions from their accounts or had elected to defer distribution to a later date.

  5.   TRANSFERS TO OTHER PLANS

       Effective February 1, 1995, the Plan was amended to provide the Administrative Committee with the power to direct the Trustee to transfer assets and liabilities attributable to certain plan participants to another tax-qualified plan upon the occurrence of certain corporate events.

       During plan year 1995, Delta formed TransQuest Information Solutions ("TransQuest"), a company which provides information technology services. Following the formation of this company, certain employees and their related assets and liabilities of the Plan, valued at $20,275,000, were transferred to TransQuest and its sponsored plan.

  6.   FEDERAL INCOME TAXES

       The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service ("IRS") which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is entitled to an exemption from federal income taxation under Section 501(a) of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of
       Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan as of June 30, 1996 continues to be in compliance with Sections 401(a) and applicable subsections of Sections 409, 401(k), and 4975
       (e)(7), and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

  7.   PLAN TERMINATION

       The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time. Plan assets that are held in the Contracts Fund are subject to certain restrictions which, in the event of plan termination, may affect the timing and value of participant account distributions. Such distributions from the Contracts Fund may (a) be made in installments over a period of one or more years or (b), if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each insurance company to the value of assets distributed from their respective contracts.

  8.   PLAN AMENDMENTS

       During plan year 1995, the Plan was amended and restated, effective December 1, 1994, in certain respects including, among other things, to increase the investment options available to pilot participants and to permit pilot participants to reallocate their account balances or future contributions on a daily, rather than quarterly, basis.

       Effective April 1, 1995, the Plan was amended to allow all participants to invest in an unlimited number of funds in the "Window of Choices" option.

       Effective June 1, 1995, the Plan was amended to provide that qualified matching contributions may be made on account of non-highly compensated Puerto Rican participants in the Plan, but only to the extent necessary to pass certain plan discrimination tests.

       For a brief discussion of other Plan Amendments, see Notes 1, 2 and 5.

  9.   EMPLOYEE STOCK OWNERSHIP PLAN

       In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

       On January 2, 1990, the ESOP trustee repaid the outstanding principal balance of the loan from the bank. On February 22, 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders. The proceeds of the issuance of the ESOP Notes were used to repay the outstanding principal balance of the loan made by Delta to the ESOP trustee when the ESOP was adopted. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 10).

       The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option, at specified redemption prices payable, at Delta's election, in cash or Common Stock. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants.

       Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into .8578 shares of Common Stock (conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote per share, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on its Common Stock.

       The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's account in the Preferred Fund ("Allocated Shares") and the Common Stock attributable to a participant's account in the Delta Stock Fund will be voted by the Trustee in accordance with the participant's confidential voting instructions or, if no voting instructions are received by the Trustee, such shares will be voted by the Trustee in its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's account will be voted by the Trustee in proportion to the votes cast with respect to Allocated Shares for which voting instructions are received.

       Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts as Delta matching contributions and/or dividend income are received.

       Shares of Preferred Stock released from the Unallocated Account (and not allocated as described in the last sentence of the preceding paragraph) will be allocated as of the end of each quarter to the accounts of participants making contributions to the Plan. The number of shares of Preferred Stock so allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock as defined in the Plan. If during the plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the Trustee may purchase Common Stock; or (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be divided evenly among all participants making contributions to the Plan.

       The ESOP Notes will be repaid primarily from the Company's contributions (Note 1) and dividends on the Preferred Stock. If dividends on Allocated Shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

       As of June 30, 1996, 1,911,722 shares of Preferred Stock with a market value, as defined, of approximately $137,644,000 had been allocated to participants' accounts and 4,827,018 shares of Preferred Stock with a market value, as defined, of approximately $347,545,000 were held in the Unallocated Account. During the plan year ended June 30, 1996, 47,892 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.

10.    LONG-TERM DEBT

       During plan year 1995, the Plan voluntarily prepaid in whole, with funds provided by Delta, the Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes ("Old Notes"), which were guaranteed by Delta. Simultaneously with the prepayment, the Plan issued to Delta 1994 Series A and Series B Guaranteed Serial ESOP Notes ("New Notes") in a principal amount equal to the Old Notes that were prepaid. The New Notes have the same interest rate and final maturity date as the corresponding series of Old Notes. Other terms of the New Notes are substantially the same as the corresponding series of Old Notes, except that the New Notes do not have the benefit of a credit enhancement. The principal amount outstanding and the other terms of the Plan's Series C ESOP Notes were not affected by the prepayment of the Old Notes.

       At June 30, 1996, the Plan's long-term debt, including current maturities of $14,206,000, consisted of $408,759,000 aggregate principal amount of Series C ESOP Notes and New Notes (Note 9) with final maturity dates ranging from July 1, 1999 to January 1, 2009 and interest rates ranging from 7.26% to 8.10%. The interest rates on the Series C ESOP Notes and the New Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the Series C ESOP Notes and the New Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 7 of the Notes to Consolidated Financial Statements in Delta's 1996 Annual Report to Stockholders, Delta may be required to purchase the Series C ESOP Notes at the option of the holders in certain circumstances.

       At June 30, 1996, the annual maturities of the Series C ESOP Notes and the New Notes for the next five years and thereafter were as follows (in thousands):

            Years ending June 30,

                   1997                                      $ 14,206
                   1998                                        16,146
                   1999                                        18,283
                   2000                                        20,634
                   2001                                        23,223
                   After 2001                                 316,267
                                                             --------
                               Total                         $408,759
                                                             ========

11.    PARTICIPANTS' UNITS

       At June 30, 1996, the number of participant units and unit value by fund were as follows:

                                                                     Unit
                            Fund                      Units          Value
                   ------------------------       -----------       ------
                   Stocks                          23,354,203       $15.13
                   Bonds                            9,807,807        11.30
                   Delta Stock                      7,539,750        17.27
                   Contracts                      587,508,724         1.00
                   Index                           10,658,909        18.17
                   Conservative                     3,215,240        12.99
                   Growth                           6,028,857        13.97
                   Delaware                         1,199,841        18.33
                   Contrafund                       4,624,308        39.34
                   Equity Income                      850,620        40.27
                   Growth & Income                  2,705,624        29.32
                   Magellan                         1,451,746        74.80
                   OTC                              1,044,732        33.38
                   Merrill Lynch                      167,437        31.40
                   Templeton                        3,083,466        15.44
                   Select                              82,494        38.42
                   Ultra                            2,227,562        28.38
                   Preferred (allocated)            3,549,977        77.08

12.    RELATED PARTY TRANSACTIONS

       Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to the Trustee and the Recordkeeper by the Plan for investment management and recordkeeping fees totaled $4,270,000 and $3,988,000 for the years ended June 30, 1996 and 1995, respectively. Additional fees totaling approximately $3,000 and $148,000 were paid to the Trustee and Recordkeeper directly by Delta for the years ended June 30, 1996 and 1995, respectively.

13.    SUBSEQUENT EVENT

       Effective July 1, 1996, eligible pilot personnel who were "highly compensated employees" (as defined in the Code) during the previous plan year may contribute from 1% to 7% (in whole numbers only) of their gross earnings to the Plan. Those eligible pilot personnel who were not highly compensated employees during the previous plan year may contribute from 1% to 10% (in whole numbers only) of their gross earnings to the Plan for such year. In no event, however, may a pilot participant contribute to the Plan for a calendar year more than an amount that is equal to the applicable dollar limit in effect under Section 402(g) of the Code for the year ($9,500 for 1997). This is a combined limit for both pre-tax and after-tax contributions.

14.    RECONCILIATION TO THE FORM 5500

       As of June 30, 1996 and 1995, the Plan had approximately $271,000 and $0, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets in accordance with generally accepted accounting principles.

       The following table reconciles net assets available for benefits for the years ended June 30, 1996 and 1995 per the financial statements to the Form 5500 to be filed by the Company (in thousands):

                                                                        Net Assets Available
                                                   Distributions            for Benefits
                                      Benefits          to          -----------------------------
                                      Payable      Participants        1996                1995
                                      -------      -------------    ----------         ----------
       Per financial statements         $  0         $81,052        $2,350,608         $1,966,631
       Accrued benefits payable          271             271              (271)                 0
                                        ----         -------        ----------         ----------
       Per Form 5500                    $271         $81,323        $2,350,337         $1,966,631
                                        ====         =======        ==========         ==========

                         DELTA FAMILY-CARE SAVINGS PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30,1996

                                                                      Schedule I
                                                                     Page 1 of 3

                                                             PRINCIPAL
                                                             AMOUNT OR                          MARKET OR
                                                             NUMBER OF                          CONTRACT
           NAME OF ISSUER                                     SHARES            COST              VALUE
   ------------------------------------------------------   ----------     --------------     --------------
   STOCKS:
     Delta International Equity Pool:
*    Fidelity Management & Research Company,
        Fidelity Overseas Fund                                 964,140     $   24,407,000     $   30,062,000
*    FMTC Select International Portfolio                     1,924,056         70,615,000         96,318,000
     Delta U.S. Equity Pool:
*       Fidelity Management & Research Company,
           Fidelity Magellan Fund                              765,608         47,888,000         57,268,000
*       Fidelity Management & Research Company,
           Fidelity Growth and Income Fund                   1,978,249         37,976,000         58,002,000
*       Fidelity Management & Research Company,
           Fidelity Management Trust Company
           ("FMTC") Select Equity Portfolio                  5,779,359         67,581,000        111,078,000
                                                                           --------------     --------------
              Total                                                           248,467,000        352,728,000
                                                                           --------------     --------------
   BONDS:
*    FMTC Broad Market Duration Portfolio                    8,257,075         97,826,000        110,645,000
                                                                           --------------     --------------
   DELTA STOCK:
*    Delta Air Lines, Inc. Common Stock                      1,542,614         85,296,000        128,037,000
*    Fidelity Instrument Cash Portfolio:  Money Market       1,714,503          1,715,000          1,715,000
                                                                           --------------     --------------
              Total                                                            87,011,000        129,752,000
                                                                           --------------     --------------
   CONTRACTS:
*    FMTC, Short Term Investment Fund                       29,562,783         29,563,000         29,563,000
     Guaranteed Contracts:
       American International GIC:  GIC-935, 7.03%, due
         June 30, 2001                                      10,000,000         10,000,000         10,013,000
       Allstate Life Insurance Company GIC:   GA-5753,
         7.50%, due December 31, 1998                       15,000,000         15,000,000         16,500,000
       CDC Capital Inc. GIC:  BR-261-01, 6.78%, due
         September 30, 1996                                 10,000,000         10,000,000         10,070,000
       CIGNA GIC:  GIC-25121, 8.68%, due January 17, 1998    7,500,000          7,500,000          7,789,000
       CNA Assurance Company GIC:  12971, 6.93%, due
         September 30, 1998                                 20,000,000         20,000,000         16,742,000
       Hartford Life Insurance Company GIC:  GA-9176,
         8.91%, due June 17, 1997                           10,000,000         10,000,000         15,369,000
       John Hancock GIC:
         GAC5642, 9.29%, due July 31, 1997                   5,947,000          5,947,000          8,484,000
         GAC5737, 9.31%, due November 14, 1997               5,804,000          5,804,000          8,286,000
         GAC5833, 8.86%, due January 16, 1998                3,000,000          3,000,000          4,767,000
         GAC6256, 7.43%, due May 30, 1997                   10,000,000         10,000,000         13,396,000
         GA7940, 6.21%, due March 31, 2000                  20,000,000         20,000,000         10,579,000
       Lincoln National GIC:  GA09725, 7.38%, due June 30,
         1999                                               20,000,000         20,000,000         21,480,000
       Massachusetts Mutual GIC:
         PGIC10391, 7.43%, due July 5, 2002                 37,180,000         37,180,000         32,296,000
         GAC-10064, 9.70%, due October 1, 1997              11,666,000         11,666,000         16,895,000

                                                                      Schedule I
                                                                     Page 2 of 3

                                                             PRINCIPAL
                                                             AMOUNT OR                          MARKET OR
                                                             NUMBER OF                          CONTRACT
                NAME OF ISSUER                                SHARES           COST              VALUE
------------------------------------------------------   ----------     --------------     --------------
   MBL Life Assurance GIC:
     6-4982-1, 5.25%, due December 31, 1999                  7,980,000     $    7,980,000     $    8,335,000
     6-4982-2, 5.25%, due December 31, 1999                  1,845,000          1,845,000          1,926,000
     6-4982-3, 5.25%, due December 31, 1999                  2,683,000          2,683,000          2,802,000
     6-4982-4, 5.25%, due December 31, 1999                    168,000            168,000            177,000
     4982-1, 5.10%, due December 31, 1999                    3,590,000          3,590,000          3,860,000
     4982-2, 5.10%, due December 31, 1999                      830,000            830,000            892,000
     4982-3, 5.10%, due December 31, 1999                    1,207,000          1,207,000          1,298,000
     4982-4, 5.10%, due December 31, 1999                       76,000             76,000             82,000
   New York Life GIC:
     GA-06355, 7.44%, due September 30, 1996                15,000,000         15,000,000         15,784,000
     GA-06494, 7.00%, due January 21, 1997                  10,000,000         10,000,000         10,308,000
     GA-30248, 7.17%, due September 30, 1999                15,000,000         15,000,000         16,318,000
     GA-30248-002, 6.00%, June 30, 1997                     10,000,000         10,000,000         10,431,000
     GA-06494-002, 6.67%, due November 29, 1996              3,000,000          3,000,000          3,018,000
   Ohio National Life Insurance Company GIC:  GA5774,
     6.67%, due December 31, 1999                           10,000,000         10,000,000         10,130,000
   Pacific Mutual Life Insurance Co. GIC:  G-26062.01,
     5.16%, due June 30, 1999                               10,000,000         10,000,000         11,337,000
   Peoples Securities GIC:
     BDA00368FR-00, 5.24%, due December 31, 1997             2,000,000          2,000,000         11,363,000
     BDA00615FR-00, 6.30%, due June 30, 1998                10,000,000         10,000,000         10,125,000
   Principal Financial Group GIC:  41238801, 6.05%,
     due December 31, 1996                                  20,000,000         20,000,000         22,852,000
   Protective Life GIC:  GA-1149, 7.17%, due March 31,
     1997                                                   15,000,000         15,000,000         16,433,000
   Provident National GIC:
     027-04522-03A, 8.53%, due July 1, 1996                 10,000,000         10,000,000          7,665,000
     627-05737-01A, 7.04%, due Sept. 30, 1997               10,000,000         10,000,000         11,371,000
     630-05856, 6.91%, due February 15, 2027                 7,000,000          6,973,000          6,953,000
   Prudential GIC:
     006118-215, 6.77%, due October 1, 1996                 15,000,000         15,000,000         19,472,000
     GA 7942-211, 6.25%, due December 31, 1998              14,000,000         14,000,000         16,033,000
   SafeCo Life Insurance GIC:  LP1052744, 6.02%, due
     March 31, 1999                                         10,000,000         10,000,000         10,372,000
   State Mutual Life Assurance GIC:
     GA-91288-A02, 7.10%, due August 15, 1997                9,474,000          9,474,000         13,591,000
     GA-91288-C, 7.10%, due March 31, 1999                  20,000,000         20,000,000         14,663,000
   SunAmerica Life Insurance Company GIC:  4446,
     5.63%, due July 1, 1996                                15,000,000         15,000,000         15,065,000
   SunLife of Canada GIC:  S-0921-G, 7.37%, due
     December 30, 1999                                      10,000,000         10,000,000         10,901,000
   TransAmerica Occidental GIC:  76597, 6.34%, due
     July 15, 1996                                          10,000,000          9,866,000          9,886,000
 Separate Insurance Contracts:
     Aetna Life Insurance Company SEP:  014464, 7.20%,
       due November 15, 1998                                 6,827,474          6,827,000          7,711,000
     New York Life SEP:
       GA-20019, 6.19%                                      17,069,000         17,069,000         13,782,000
       GA-20040, 5.50%                                      24,571,000         24,571,000         24,407,000
     Provident National SEP:  028-05451, 5.11%              14,183,000         14,183,000         10,983,000
     Prudential SEP:  917480-001, 6.21%, due December
       31, 1998                                             22,287,000         22,287,000         15,069,000
                                                                            -------------       ------------
         Total separate insurance contracts                                    84,937,000         71,952,000
                                                                            -------------       ------------
         Total insurance contracts fund                                       569,289,000        587,624,000
                                                                            -------------       ------------

                                                                      Schedule I
                                                                     Page 3 of 3

                                                             PRINCIPAL
                                                             AMOUNT OR                          MARKET OR
                                                             NUMBER OF                          CONTRACT
           NAME OF ISSUER                                      SHARES           COST              VALUE
   ------------------------------------------------------   ----------     --------------     --------------
*    Fidelity Management Trust Company, Fidelity U.S.
       Equity Index Commingled Fund                         10,658,909     $  141,956,000     $  193,673,000
                                                                           --------------     --------------
     Conservative:
       Delta U.S. Equity Pool:
*      Fidelity Management & Research Company, Fidelity
         Magellan Fund                                          54,048          3,803,000          4,041,000
*      Fidelity Management & Research Company, Fidelity
         Growth and Income Fund                                139,653          3,016,000          4,095,000
*      Fidelity Management & Research Company, FMTC Select
         Equity Portfolio                                      407,990          5,367,000          7,842,000
*      FMTC Broad Market Duration Portfolio                  1,917,736         23,558,000         25,698,000
                                                                           --------------     --------------
         Total conservative                                                    35,744,000         41,676,000
                                                                           --------------     --------------
     Growth:
       Delta U.S. Equity Pool:
*        Fidelity Management & Research Company, Fidelity
           Magellan Fund                                       168,834         10,927,000         12,629,000
*      Fidelity Management & Research Company, Fidelity
         Growth and Income Fund                                436,248          8,665,000         12,791,000
*      Fidelity Management & Research Company, FMTC Select
         Equity Portfolio                                    1,274,478         15,421,000         24,495,000
*      FMTC Broad Market Duration Portfolio                  2,543,881         31,112,000         34,088,000
                                                                           --------------     --------------
         Total conservative growth balanced fund                               66,125,000         84,003,000
                                                                           --------------     --------------
     Preferred:
*      Delta Air Lines, Inc. Common Stock                    1,638,254         97,789,000        135,975,000
*      Delta Air Lines, Inc. Convertible Preferred Series B  6,738,740        485,189,000        485,189,000
*      Fidelity Instrument Cash Portfolio:  Money Market    29,538,899         29,539,000         29,539,000
                                                                           --------------     --------------
         Total                                                                612,517,000        650,703,000
                                                                           --------------     --------------
     Twentieth Century Investors, Inc., Twentieth
       Century Ultra Fund                                    2,227,562         57,092,000         63,218,000
                                                                           --------------     --------------
     Twentieth Century Investors, Inc., Twentieth
       Century Select Fund                                      82,494          3,180,000          3,169,000
                                                                           --------------     --------------
*    Fidelity Management & Research Company, Fidelity
       Magellan Fund                                         1,451,746        113,248,000        108,591,000
                                                                           --------------     --------------
*    Fidelity Management & Research Company, Fidelity
       Contrafund                                            4,624,308        164,381,000        181,920,000
                                                                           --------------     --------------
*    Fidelity Management & Research Company, Fidelity
       Equity-Income Fund                                      850,620         31,169,000         34,255,000
                                                                           --------------     --------------
*    Fidelity Management & Research Company, Fidelity
       Growth & Income Fund                                  2,705,624         70,842,000         79,329,000
                                                                           --------------     --------------
*    Fidelity Management & Research Company, OTC
       Portfolio                                             1,044,732         33,197,000         34,873,000
                                                                           --------------     --------------
     Delaware Management Company, Delaware Group Trend
       Fund                                                  1,199,841         19,979,000         21,993,000
                                                                           --------------     --------------
     Merrill Lynch Asset Management Merrill Lynch
       Capital Fund (Class A)                                  167,437          4,949,000          5,258,000
                                                                           --------------     --------------
     Templeton Investment Counsel, Templeton Foreign
       Equity Series                                         3,083,466         43,100,000         47,609,000
                                                                           --------------     --------------
     Participant Loans, interest rate constant at 10.5%     50,861,212         50,861,000         50,861,000
                                                                           --------------     --------------
         Total investments                                                 $2,450,933,000     $2,781,880,000
                                                                           ==============     ==============

                       *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 2


                         DELTA FAMILY-CARE SAVINGS PLAN

               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                        FOR THE YEAR ENDED JUNE 30, 1996

                                                                                                EXPENSE
                              DESCRIPTION OF ASSET                                              INCURRED
       IDENTITY OF        (INCLUDES INTEREST RATE AND    PURCHASE       SELLING     LEASE         WITH       COST OF     NET GAIN
     PARTY INVOLVED       MATURITY IN CASE OF A LOAN)     PRICE          PRICE      RENTAL    TRANSACTION     ASSETS      (LOSS)
----------------------   ----------------------------  ----------      --------    -------   -------------  --------     ---------
FMTC:                        US Government Reserve
                               510 transactions        $ 54,840,464  $          0     $0         (b)        $         0 $         0
                               512 transactions                   0    90,428,850      0         (b)         90,428,850           0
                             Inst. Money Market
                               510 transactions         349,882,045             0      0         (b)                  0           0
                               512 transactions                   0   319,907,171      0         (b)        319,907,171           0

20TH CENTURY ULTRA FUND:     MUTUAL FUND
                               252 transactions          74,519,131             0      0         (b)                  0           0
                               251 transactions                   0    36,123,552      0         (b)         34,516,939   1,606,613

FIDELITY DELTA COMMON        COMMON STOCK
  STOCK FUND:                  252 transactions          55,805,407             0      0         (b)                  0           0
                               252 transactions                   0    65,133,133      0         (b)         53,269,439  11,863,694

FIDELITY COMMINGLED          COMMINGLED STOCK FUND
  STOCK FUND:                  252 transactions          53,658,262             0      0         (b)                  0           0
                               252 transactions                   0    99,992,513      0         (b)         78,232,165  21,760,348

                                                                     SCHEDULE II
                                                                     Page 2 of 2

                                                                                             EXPENSE
                              DESCRIPTION OF ASSET                                           INCURRED
   IDENTITY OF            (INCLUDES INTEREST RATE AND    PURCHASE     SELLING     LEASE        WITH       COST OF       NET GAIN
  PARTY INVOLVED          MATURITY IN CASE OF A LOAN)      PRICE       PRICE      RENTAL    TRANSACTION    ASSETS        (LOSS)
--------------------    ------------------------------ -----------  ----------   --------  ------------- ---------     ----------
FIDELITY MAGELLAN FUND:      Mutual fund
                               252 transactions        $ 88,516,688   $         0   $0           (b)      $         0  $        0
                               252 transactions                   0    51,504,485    0           (b)       49,710,234   1,794,251

FIDELITY CONTRAFUND:         Mutual fund
                               252 transactions         118,455,142             0    0           (b)                0           0
                               252 transactions                   0    45,876,269    0           (b)       42,836,530   3,039,739

FIDELITY GROWTH & INCOME     Mutual fund
 FUND:                         252 transactions          83,635,596             0    0           (b)                0           0
                               251 transactions                   0    38,743,886    0           (b)       36,836,612   1,907,274

FIDELITY U.S. EQUITY INDEX   Index fund
 POOL:                         252 transactions          75,903,796             0    0           (b)                0           0
                               252 transactions                   0    49,328,683    0           (b)       41,547,729   7,780,954



                    (a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

                    (b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

         The accompanying notes are an integral part of this schedule.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         DELTA FAMILY-CARE SAVINGS PLAN

                                               /s/ Thomas J. Roeck, Jr.
                                               -------------------------
                                               By:  Thomas J. Roeck, Jr.
                                               Senior Vice President-Finance and
                                               Chief Financial Officer
                                               Delta Air Lines, Inc.

December 19, 1996

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated November 8, 1996 included in Delta Air Lines, Inc.'s annual report on Form 11-K for the Delta Family-Care Savings Plan for the year ended June 30, 1996 into the Company's previously filed Registration Statement No. 33-30454.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
December 19, 1996